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                            FIXED ACCOUNT ENDORSEMENT

FIXED ACCOUNT PROVISIONS, INVESTMENT ACCOUNT of all contracts to which this Endorsement is attached is replaced as follows:


INVESTMENT ACCOUNT            We will establish a separate Investment Account
                              for you each time you allocate amounts to a fixed
                              Investment Option. Amounts invested in these Investment Accounts will earn interest at the guaranteed rate in effect on the date the amounts are allocated for the duration of the guarantee period.

                              We will determine the guaranteed rate from time to time for Net Payments, renewal amounts and amounts transferred to a fixed Investment Option. In no event will the minimum guaranteed rate under a fixed Investment Account be less than 3%.


FIXED ACCOUNT PROVISIONS, DOLLAR COST AVERAGING OPTION is added to all contracts to which this Endorsement is attached as follows:

DOLLAR COST AVERAGING         The DCA Investment Option may be elected by the
(DCA) INVESTMENT OPTION       Owner to make automatic transfers from a fixed
                              Investment Account to one or more variable
                              Investment options. Only initial and subsequent
                              Net Payments may be allocated to the DCA
                              Investment Option. Amounts may not be transferred from other Investment Options to the DCA
                              Investment Option.



Endorsed on the Date of Issue of this Contract.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

/s/
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Vice-President